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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cal Dive International, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
12802T 10 1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	12802T 10 1	Page	2	of	3 Pages

1	NAMES OF REPORTING PERSONS: Helix Energy Solutions Group, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-3409686

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minnesota

	5	SOLE VOTING POWER:

NUMBER OF		61,506,691 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		61,506,691 shares

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

61,506,691 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

72.96%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Helix Energy Solutions Group, Inc.	Page 3 of 3 Pages

Item 1.	(a)	Name of Issuer: Cal Dive International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 400 N. Sam Houston Parkway E., Suite 1000 Houston, Texas 77060

Item 2.	(a)	Name of Person Filing: Helix Energy Solutions Group, Inc.

	(b)	Address of Principal Business Office or, if none, Residence: 400 N. Sam Houston Parkway E., Suite 400 Houston, Texas 77060

	(c)	Citizenship: Minnesota

	(d)	Title of Class of Securities: Common Stock, $0.01 par value

	(e)	CUSIP Number: 12802T 10 1

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 61,506,691 shares

	(b)	Percent of Class: 72.96% (based on 83,679,691 shares outstanding as of December 19, 2006, as set forth by the Issuer in the prospectus filed with the Securities and Exchange Commission on December 15, 2006 and included as part of its Registration Statement on Form S-1 (Reg. No. 333-134609), as adjusted for the subsequent issuance of 618,321 shares of restricted stock pursuant to the Issuer’s 2006 Long Term Incentive Plan following completion of the offering)

	(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: 61,506,691 shares
(ii) Shared Power to Vote or Direct the Vote: -0-
(iii) Sole Power to Dispose or to Direct the Disposition of: 61,506,691 shares
(iv) Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2007 Date
HELIX ENERGY SOLUTIONS GROUP, INC.
/s/ ALISA B. JOHNSON
Name:	Alisa B. Johnson
Title:	Senior Vice President & General Counsel